UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

Romeo Power, Inc.

(Name of Subject Company)

Romeo Power, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

776153108

(CUSIP Number of Class of Securities)

Susan Brennan

President and Chief Executive Officer

5560 Katella Avenue

Cypress, California 90630

(833) 467-2237

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Allinson, Esq.

Leah Sauter, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

(212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Solicitation/Recommendation on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Romeo Power, Inc., a Delaware corporation (“Romeo” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 29, 2022, relating to the exchange offer by J Purchaser Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Nikola Corporation, a Delaware corporation (“Nikola”), to exchange for each outstanding share of common stock, par value $0.0001 per share, of the Company (the “Romeo Common Stock”), validly tendered and not validly withdrawn, 0.1186 of a share of Nikola common stock, $0.0001 par value per share (“Nikola Common Stock”) rounded down to the nearest whole share of Nikola Common Stock (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated August 29, 2022 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendment or supplements thereto, the “Offer”). Nikola has filed with the SEC a Registration Statement on Form S-4 dated August 29, 2022 (as amended or supplemented from time to time), relating to the Offer and sale of shares of Nikola Common Stock to be issued to holders of Romeo Common Stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is part of the Registration Statement and the Letter of Transmittal, which were filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed with the SEC on August 29, 2022 (as amended or supplemented from time to time) by Nikola and the Offeror. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 7. This Amendment No. 7 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

“Expiration of the Offer; Completion of the Merger

At midnight, Eastern Time, at the end of October 12, 2022, the Offer expired as scheduled and was not extended. The Offeror was advised by the depositary and exchange agent for the Offer that as of the expiration of the Offer, a total of 93,157,857 shares of Romeo Common Stock were validly tendered and not validly withdrawn in the Offer, representing approximately 50.1% of the voting power of the shares of Romeo Common Stock outstanding immediately after the consummation of the Offer. The number of shares of Romeo Common Stock validly tendered and not validly withdrawn in the Offer satisfied the Minimum Condition (as defined in the Merger Agreement). All conditions to the Offer having been satisfied or waived, the Offeror irrevocably accepted for exchange on October 13, 2022, and will promptly exchange for shares of Nikola Common Stock, all shares of Romeo Common Stock validly tendered and not validly withdrawn in the Offer.

Following the consummation of the Offer, on October 14, 2022, Nikola and the Offeror completed the acquisition of Romeo pursuant to the terms of the Merger Agreement, through the merger of the Offeror with and into Romeo in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Romeo continuing as the surviving corporation (the “Merger”).

Following the Merger, all shares of Romeo Common Stock ceased trading after the close of the NYSE on October 14, 2022 and will be delisted from the NYSE and deregistered under the Exchange Act.

On October 13, 2022, Nikola issued a press release announcing the expiration and results of the Offer. The full text of the press release is filed as Exhibit (a)(5)(L) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(L)*	Press Release of Nikola entitled “Nikola Completes Exchange Offer to Acquire Romeo Power Common Stock”, dated October 13, 2022

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Romeo Power, Inc.

By:	/s/ Susan Brennan
Name: Susan Brennan
Title: President and Chief Executive Officer

Dated: October 14, 2022

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